FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                   HSBC APPOINTS NEW CHIEF OPERATING OFFICER

HSBC Holdings plc has appointed David Hodgkinson to the position of Group Chief Operating Officer.

David, 55, will take over from Alan Jebson who retired on 26 May 2006. He assumes responsibility for ensuring the efficient and innovative evolution of HSBC's processes and services around the world. This includes the highly successful global resourcing initiative which has seen HSBC establish 11 Group service centres to handle selected processing and customer service work for a number of HSBC Group companies around the world.

Michael Geoghegan, HSBC Group Chief Executive, said: "David has precisely the kind of broad-based experience in banking that we require for this critical role. HSBC has led the industry in the development of global processing operations and the challenge now is to take the exemplary foundations laid by Alan Jebson and build upon them to make HSBC the most efficient banking group in the world.

"I have no doubt that David, working closely with his colleagues around the world, has the skills to realise our ambitious goals."

Prior to this appointment, he was Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited, based in Dubai. He joined HSBC in 1969, and has since held senior positions in numerous countries, including Hong Kong, Singapore, the Philippines and Saudi Arabia.

David, already a Group Managing Director, will have a seat on the HSBC Group Managing Board.

He will, additionally, oversee several business units and functions including those with which he has been closely associated, notably HSBC's operations in the Middle East.

The responsibility for HSBC's information technology systems will continue to reside with Ken Harvey, Group Chief Information Officer, who reports to Michael Geoghegan.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  2 June 2006